9500 W. 55th Street, Suite A  McCook, Illinois 60525-3605 . 708.290.2100 . Fax 708.290.2200
Publicly Traded (NYSE Amex: WGA), www.wellsgardner.com

January 27, 2011

Via EDGAR and FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:                      Larry Spirgel

           Re:      Wells-Gardner Electronics Corporation
                      Form 10-K for the year ended 12/31/2009
                      Filed March 11, 2010
                      Definitive Proxy Statement on Schedule 14A
                      Filed on March 11, 2010
                      File No. 001-08250

Ladies and Gentlemen:

Please find below the responses of Wells-Gardner Electronics Corporation (the “Company”) to your letter dated January 12. 2011, providing comments  to our letter dated January 3, 2011 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A filed on March 11, 2010.  In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), I have restated each of your numbered comments below and have included the Company’s response directly below each comment.

1.   We note your response to comment three from our letter dated December 16, 2010.  To the extent that the Aristocrat supply agreement is a material contract, it is required to be filed under Item 601(b)(10)(ii)(B) of Regulations S-K.  Please revise to file the agreement as an exhibit to your filing.

Response:

The Company will file the Aristocrat supply agreement as required under Item 601(b)(10)(ii)(B) with its Form 10K for the year ending December 31, 2010, in redacted form.  Concurrently with this response the Company is filing a Confidential Treatment Request pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and in accordance with the Commission’s regulations under the Freedom of Information Act as set forth at 17 C.F.R. Section 200.80, as it relates to the disclosure requirements for the Aristocrat supply agreement.

2.   We note your response to comment four from our letter dated December 16, 2010.  Please confirm you will disclose in future filings all material performance targets, such as the net income goals under the Company Performance Provision, and the achievement of these targets.  In this regard, also confirm you will disclose the achievement levels for the Personal Objectives Provision.

Response:

The Company confirms it will disclose all material performance targets and the achievement of these targets, including the net income goals under the Company Performance Provision and the achievement levels for the Personal Objectives Provision.

As requested by the Staff of the Commission, the Company is providing the following acknowledgements:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (708) 290-2120.

Sincerely,

James F. Brace
Executive Vice President & Chief Financial Officer,
Secretary & Treasurer

cc:        Karl M. Ahlm, Esq.
Philip E. Ruben, Esq.

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